Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 25, 2020

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Destra International & Event- Driven Credit Fund (Registration No. 811-23309

Dear Ms. Browning:

The following responds to the Staff’s comments that you provided by telephone on October 29, 2020 regarding the review of the preliminary proxy statement filed by the Destra International & Event-Driven Credit Fund (the “Fund”) on Schedule 14A on October 21, 2020 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please fill in all blanks, brackets and otherwise missing information.

Response: The Fund has completed the blanks and brackets and finalized the outstanding information, to the extent currently possible.

2.	Comment: Pursuant to guidance provided by the Division of Corporation Finance and the Division of Investment Management (See. “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (Last Updated on April 7, 2020)), the Staff takes the position that an issuer that “has already mailed and filed its definitive proxy materials can notify shareholders of a change in the date, time, or location of its shareholder meeting without mailing additional soliciting materials or amending its proxy materials if it: (i) issues a press release announcing such change; (ii) files the announcement as definitive additional soliciting material on EDGAR; and (iii) takes all reasonable steps necessary to inform other intermediaries in the proxy process (such as any proxy service provider) and other relevant market participants (such as the appropriate national securities exchanges) of such change.” Consequently, please revise the last paragraph of the “Dear Shareholder” letter, and any other disclosure accordingly. Further, please confirm that the Fund has reviewed applicable state law and its governing documents and determined that a virtual meeting is permitted. Finally, please explain how the Fund intends to notify market intermediaries or market participants of the conversion to a virtual meeting.

Ms. Kimberly Browning
November 25, 2020

Response: The last paragraph of the “Dear Shareholder” letter has been replaced with the following, to make clear how the Fund will notify shareholders and market participants of a conversion to a virtual meeting, if necessary:

“We are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Special Meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will announce any such updates by means of a press release, which will be posted on our website at http://www.destracapital.com/proxy-information. We encourage you to check the website prior to the Special Meeting if you plan to attend the Special Meeting. An announcement of any change will also be filed with the Securities and Exchange Commission via its EDGAR system.”

Although it currently intends to hold an in-person meeting, the Fund has reviewed applicable state law and its governing documents to confirm that a virtual meeting is permissible, if required.

3.	Comment: Please consider adding a Q&A to the “Important Information” section that addresses how the approval by shareholders would impact the management and operations of the Fund (e.g. objective, policies, and risks won’t change).

Response: The requested revision has been made, as necessary.

4.	Comment: Please clarify the last sentence of the section entitled “Terms of the Existing and New Advisory Agreement – Payment of Expenses.” The Staff notes that other disclosure indicates that an expense limitation agreement is in place, but the aforementioned sentence suggests that such an agreement may not exist.

Response: The Fund has revised the disclosure as requested.

5.	Comment: The Staff notes that the disclosure uses “materially the same,” “substantially the same” and “materially identical” to describe whether there are any differences between the existing and new agreements or the services to be provided under such agreements. Please revise the disclosure so that each use of the aforementioned disclosures are used consistently and appropriately.

Response: The Fund has revised the disclosure, as appropriate.

Ms. Kimberly Browning
November 25, 2020

6.	Comment: The Staff notes that current disclosure indicates that, among other things, services provided to the Fund under its new advisory and sub-advisory agreements are not “expected” to change if shareholders approve the proposals (e.g. “the Adviser Transaction is not expected to result in any change in the nature, extent and quality of services to be provided by Destra to the Fund”). Item 22(c)(8) of Schedule 14A requires that all material differences between a current and proposed contract be disclosed to shareholders. Consequently, please revise the disclosure to (i) comply with Item 22(c)(8) of Schedule 14A and (ii) remove any similar anticipatory statements. Furthermore, please represent to the Staff that each new advisory and sub-advisory agreement is materially the same as its respective current advisory and sub-advisory agreement counterpart.

Response: The Fund confirms that its new advisory agreement and sub-advisory agreement is materially the same as its current advisory agreement and sub-advisory agreement counterpart.

The last paragraph of the section entitled “Factors Considered by the Trustees and their Recommendation – Nature, Extent and Quality of Service” has been replaced with:

The Trustees also considered the impact that the Adviser Transaction is likely to have on the nature, extent and quality of services to be provided by Destra to the Fund under the New Advisory Agreement. In particular, the Trustees noted that the services required to be performed by Destra under the New Advisory Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement. The Trustees also considered information provided by Destra indicating that the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund. Based on their review, the Trustees concluded that the nature, extent and quality of services expected to be provided to the Fund under the New Advisory Agreement are satisfactory.

7.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Cost of Services and Profitability,” the disclosure states that “[T]he Trustees noted that Destra’s expenses and profitability under the New Advisory Agreement are expected to be substantially the same as under the Existing Advisory Agreement.” Please clarify this disclosure, including what is meant by “substantially the same.”

Response: The aforementioned statement has been replaced with: “The Trustees noted that Destra estimates that its expenses and profitability under the New Advisory Agreement will be same as its expenses and profitability under the Existing Advisory Agreement.”

8.	Comment: Current disclosure in the sections entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” and “Expense Agreements” implies that the Fund’s existing expense limitation agreement will simply continue after the termination of its existing advisory agreement. Please clarify the disclosure to make it clear to shareholders that any existing expense limitation agreement will terminate upon the termination of an existing advisory agreement and any replacement expense limitation agreement would have to be approved by the Board of Trustees.

Ms. Kimberly Browning
November 25, 2020

Response: The second paragraph of the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” has been replaced with:

The Trustees considered the fact that the New Advisory Agreement and the Existing Advisory Agreement contain identical fee structures, and that the Adviser Transaction and the New Advisory Agreement are not expected to have any impact on the Fund’s expense ratio or individual operating expenses. The Trustees also noted that upon termination of the Existing Advisory Agreement, the “Current Expense Agreement,” as defined below, will also terminate. Pursuant to the Current Expense Agreement, Destra agrees to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement do not exceed certain agreed upon levels. The Trustees considered the fact that if the Trust enters into the New Advisory Agreement, then Destra has agreed to enter into a new Expense Agreement with the Fund on the same terms and conditions as the Current Expense Agreement. The new Expense Agreement will be subject to Board approval.

9.	Comment: Please revise disclosures pertaining to the limitation of liability to include “bad faith”, as necessary and appropriate.

Response: The requested revision has been made, as necessary.

10.	Comment: Pursuant to Item 22(c)(3) of Schedule 14A, please disclose in the section entitled “Additional Information Pertaining to [Adviser/Sub-Adviser],” the names and addresses of all parents of the adviser or sub-adviser and show the basis of control of the adviser or sub-adviser and each parent by its immediate parent. Additionally, if any named person is a corporation, please show the percentage owned by its parent.

Response: The requested revisions have been made, as appropriate.

11.	Comment: Please revise the following paragraph (and any similar paragraph), as necessary, to comply with Item 22(c)(6) of Schedule 14A:

[As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, Destra or any person controlling, controlled by or under common control with Destra. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since the beginning of the Fund’s fiscal year ended September 30, 2020, to which Destra was a party.]

Ms. Kimberly Browning
November 25, 2020

Response: The disclosure has been revised as requested.

12.	Comment: Please advise the Staff as to whether the Fund is currently being reimbursed under its respective expense limitation agreement. To the extent that the Fund is being reimbursed, please add disclosure explaining what will transpire when such Fund’s expense limitation agreement is terminated (i.e. will the adviser recoup eligible waived fees at the time of termination). Furthermore, please revise the disclosure to clarify that the expense limitation agreement is a separate agreement from the Fund’s advisory agreement.

Response: The Fund is not being reimbursed under its current expense limitation agreement.

13.	Comment: The column of the Fund’s “Investment Sub-Advisory Fees” exhibit(s) that discloses the sub-advisory fee rate paid to the Fund’s respective sub-advisor(s) as of the most recently completed fiscal year, indicates that such fee rate is calculated “after waivers and reimbursements and/or recoupment, if any”. Please advise the Staff as to why it is accurate to calculate the fee rate in that way or delete.

Response: The parenthetical has been deleted as requested.

14.	Comment: Current disclosure states that the closing of the Adviser Transaction “is contingent upon, among other things, the approval of the Fund’s new investment advisory agreement by shareholders.” Please revise the disclosure to further explain what “other things” on which the closing is contingent or delete the disclosure.

Response: The disclosure has been deleted as requested.

15.	Comment: The Staff notes that current disclosure suggests that the Fund has multiple investment objectives. Please revise the disclosure to clarify that the Fund has only one investment objective. Further, when listing what will not change if shareholders approve the Fund’s new advisory agreement, please include “risks” in that list (e.g. “the Fund’s investment objectives, risks and investment strategies will not change”).

Response: The Fund has revised the disclosure as requested.

16.	Comment: Please consider adding page identifiers to the “Important Information” section. Furthermore, please redefine any terms that may have been defined in the “Dear Shareholder” letter.

Response: The Fund has added page identifiers as requested.

Ms. Kimberly Browning
November 25, 2020

17.	Comment: Please consider adding a Q&A to the “Important Information” section that explains whether a proposed expense limitation agreement is substantially the same as the Fund’s current expense limitation agreement. To the extent that there are material differences, please disclose.

Response: The disclosure has been revised as requested.

18.	Comment: Please revise all disclosure relating to the payment of proxy-related expenses, to clarify that such expenses include the costs associated with soliciting shareholders. Further, to the extent that such disclosure states that expenses will “ultimately” be paid by a certain party, please delete the word “ultimately.”

Response: The disclosure has been revised as requested.

19.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Performance,” the disclosure states that “[T]he Trustees also considered information which indicates that the Adviser Transaction is not expected to have any impact on performance of the Fund.” Please add disclosure to clarify what information was considered by the Trustees, as well as the source of such information.

Response: The referenced sentence has been replaced with the following:

The Trustees concluded that the Adviser Transaction is not likely to impact performance of the Fund because (i) the Fund is managed by a sub-advisor, (ii) the services required to be performed by Destra under the New Advisory Agreement are identical to the services that Destra is required to perform under the Existing Advisory Agreement and (iii) the Adviser Transaction is not expected to result in any change in the personnel or resources of Destra that are involved in the performance of services for the Fund.

20.	Comment: To further clarify how a shareholder can revoke their proxy, please include the address of the secretary.

Response: The disclosure has been revised as requested.

21.	Comment: Please delete or revise the last sentence of the second paragraph in the section entitled “Proxies, Quorum and Voting at the Special Meeting,” as the Fund is recording internet and telephone votes.

Response: The aforementioned sentence has been deleted.

22.	Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” states that “For purposes of determining the presence of a quorum, abstentions, broker “non-votes” or withheld votes will be counted as present.” The Staff notes that broker non-votes should not be counted for quorum purposes for meetings solely related to non-routine matters. Consequently, please revise the disclosure accordingly.

Ms. Kimberly Browning
November 25, 2020

Response: The disclosure has been revised as requested.

23.	Comment: Please add disclosure to advise shareholders how abstentions will be voted.

Response: The Fund respectfully directs the Staff to its “Quorum” section, where it states that “[A]bstentions will have the effect of a “no” vote.”

24.	Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” also states that the chairperson of the special meeting may adjourn such meeting (from time to time in his or her discretion) in order to solicit additional proxies. The Staff notes that pursuant to Rule 14a–4 of the Securities and Exchange Act of 1934, any adjournment requires a vote. Consequently, please revise the sentence as appropriate.

Response: The disclosure has been revised as requested.

25.	Comment: Please explain why it is appropriate to count withheld votes when calculating quorum.

Response: The disclosure has been revised as requested.

26.	Comment: Please supplementally confirm to the Staff that no party will seek reimbursement for any payment of expenses made in connection with the Proxies.

Response: No party will seek any reimbursement from the Fund for any payment of expenses made in connection with the Proxy.

27.	Comment: Please provide a copy of the proxy card and note that the Staff may have additional comments.

Response: The Fund has included a copy of the proxy card and understands that the Staff may have additional comments.

28.	Comment: Please define, in all instances, the term “cross-selling.”

Response: In each instance, the term “cross-selling opportunities” has been replaced with “opportunities to market additional services to their existing clients and to Fund shareholders.”

29.	Comment: Please revise the disclosure to explain why Destra Capital Management LLC (“DCM”) has agreed to buy back Continuum Funds Holdings, LLC’s (“Continuum”) control features and equity stake in DCM and why Continuum is selling?

Ms. Kimberly Browning
November 25, 2020

Response: The disclosure has been revised to disclose that DCM is buying back Continuum’s control features and equity stake to make a portion of its equity available for key personnel and to manage its operations independently from Continuum.

30.	Comment: Please consider adding a Q&A to the “Important Information” section, similar to that which is included for the advisory fee rate, about the sub-advisory rate.

Response: The disclosure has been revised as requested.

31.	Comment: Please confirm to the Staff that there is no monetary benefit to any officer or trustee, as a result of the Continuum transaction.

Response: The Continuum transaction will eventually result in certain officers receiving an equity allocation in DCM as a part of their compensation for their roles in DCM.

*      *      *      *      *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely, /s/ Joshua B. Deringer Joshua B. Deringer